Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust announces closing of previously
announced asset swap

Calgary, January 15, 2010 / (TSX – PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) announces that it has closed the previously announced asset swap today. Penn West exchanged certain interests in the Leitchville area of Saskatchewan for interests complimenting Penn West’s light oil resource plays at Pembina and at Dodsland. In addition, Penn West received cash consideration of $434 million, prior to closing adjustments.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com